# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ADT Inc., CIK 0001703056
CUSIP: 00090Q103
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1501 Yamato Road, Boca Raton, Florida (FL), 33431
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-19-006342
Filed by CIK 0001449433

## Reporting persons
- Apollo Management Holdings GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 359,150,366; sole dispositive power 0; shared dispositive power 359,150,366; aggregate amount beneficially owned 359,150,366 (42.9% of the class)
- Prime Security Services TopCo (ML), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 335,608,089; sole dispositive power 0; shared dispositive power 335,608,089; aggregate amount beneficially owned 335,608,089 (40.1% of the class); the aggregate amount excludes certain shares
- Prime Security Services TopCo (ML II), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 23,542,277; sole dispositive power 0; shared dispositive power 23,542,277; aggregate amount beneficially owned 23,542,277 (2.8% of the class); the aggregate amount excludes certain shares
- Prime Security Services TopCo (ML), LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 335,608,089; sole dispositive power 0; shared dispositive power 335,608,089; aggregate amount beneficially owned 335,608,089 (40.1% of the class); the aggregate amount excludes certain shares
- Prime Security Services TopCo (ML II), LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 23,542,277; sole dispositive power 0; shared dispositive power 23,542,277; aggregate amount beneficially owned 23,542,277 (2.8% of the class); the aggregate amount excludes certain shares
- Prime Security Services TopCo Parent GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 359,150,366; sole dispositive power 0; shared dispositive power 359,150,366; aggregate amount beneficially owned 359,150,366 (42.9% of the class)
- AP VIII Prime Security Services Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 359,150,366; sole dispositive power 0; shared dispositive power 359,150,366; aggregate amount beneficially owned 359,150,366 (42.9% of the class)
- Prime Security Services GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 359,150,366; sole dispositive power 0; shared dispositive power 359,150,366; aggregate amount beneficially owned 359,150,366 (42.9% of the class)
- AP VIII Prime Security Services Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 359,150,366; sole dispositive power 0; shared dispositive power 359,150,366; aggregate amount beneficially owned 359,150,366 (42.9% of the class)
- Apollo Management, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 359,150,366; sole dispositive power 0; shared dispositive power 359,150,366; aggregate amount beneficially owned 359,150,366 (42.9% of the class)
- Apollo Management GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 359,150,366; sole dispositive power 0; shared dispositive power 359,150,366; aggregate amount beneficially owned 359,150,366 (42.9% of the class)
- Apollo Management Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 359,150,366; sole dispositive power 0; shared dispositive power 359,150,366; aggregate amount beneficially owned 359,150,366 (42.9% of the class)

## Item 1. Issuer
Name of issuer: ADT Inc.
Address of issuer's principal executive offices: 1501 Yamato Road, Boca Raton, FL, 33431

## Item 2. Person Filing
Name of person filing:
This statement is filed by: (i) Prime Security Services TopCo (ML), L.P. ("TopCo ML LP"); (ii) Prime Security Services TopCo (ML II), L.P. ("TopCo ML II LP"); (iii) Prime Security Services TopCo (ML), LLC ("Prime TopCo ML"); (iv) Prime Security Services TopCo (ML II), LLC ("Prime TopCo ML II"); (v) Prime Security Services TopCo Parent GP, LLC ("TopCo Parent GP"); (vi) AP VIII Prime Security Services Holdings, L.P. ("AP VIII Prime Security LP"); (vii) Prime Security Services GP, LLC ("Prime GP"); (viii) AP VIII Prime Security Services Management, LLC ("AP VIII Prime Security Management"); (ix) Apollo Management, L.P. ("Apollo Management"); (x) Apollo Management GP, LLC ("Management GP"); (xi) Apollo Management Holdings, L.P. ("Management Holdings"); and (xii) Apollo Management Holdings GP, LLC ("Management Holdings GP"). The foregoing are collectively referred to herein as the "Reporting Persons."

TopCo ML LP and TopCo ML II LP are the holders of record of the securities of the Issuer.

Prime TopCo ML serves as the general partner of TopCo ML LP, and Prime TopCo ML II serves as the general partner of TopCo ML II LP. TopCo Parent GP serves as the sole member of Prime TopCo ML. AP VIII Prime Security LP serves as the sole member of TopCo Parent GP.

Prime GP serves as the general partner for AP VIII Prime Security LP and as a member for Prime TopCo ML II. AP VIII Prime Security Management serves as the investment manager of AP VIII Prime Security LP and Prime GP. Apollo Management serves as the sole member-manager of AP VIII Prime Security Management. Management GP serves as the general partner of Apollo Management. Management Holdings serves as the sole member and manager of Management GP, and Management Holdings GP serves as the general partner of Management Holdings.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is 9 W. 57th Street, 41st Floor, New York, New York 10019.
Citizenship: TopCo ML LP, TopCo ML II LP, AP VIII Prime Security LP, Apollo Management and Management Holdings are each Delaware limited partnerships. Prime TopCo ML, Prime TopCo ML II, TopCo Parent GP, Prime GP, AP VIII Prime Security Management, Management GP, and Management Holdings GP are each Delaware limited liability companies.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Management Holdings GP 359,150,366
TopCo ML LP 335,608,089
Prime TopCo ML 335,608,089
TopCo ML II LP 23,542,277
Prime TopCo ML II 23,542,277
TopCo Parent GP 359,150,366
AP VIII Prime Security LP 359,150,366
Prime GP 359,150,366
AP VIII Prime Security Management 359,150,366
Apollo Management 359,150,366
Management GP 359,150,366
Management Holdings 359,150,366

Prime TopCo ML, TopCo Parent GP, AP VIII Prime Security LP, Prime GP, AP VIII Prime Security Management, Apollo Management, Management GP, Management Holdings and Management Holdings GP, and Messrs. Marc Rowan, Scott Kleinman, and James Zelter, the managers, as well as executive officers, of Management Holdings GP, each disclaim beneficial ownership of all shares of Common Stock included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.
Percent of class:
Management Holdings GP 42.9%
TopCo ML LP 40.1%
Prime TopCo ML 40.1%
TopCo ML II LP 2.8%
Prime TopCo ML II 2.8%
TopCo Parent GP 42.9%
AP VIII Prime Security LP 42.9%
Prime GP 42.9%
AP VIII Prime Security Management 42.9%
Apollo Management 42.9%
Management GP 42.9%
Management Holdings 42.9%

The percentage amounts are based on 836,268,869 shares of Common Stock outstanding as of October 30, 2024, as reported in the Issuer's prospectus supplement filed on October 30, 2024, and Current Report on Form 8-K filed on October 30, 2024.
Sole power to vote or to direct the vote: 0 for all Reporting Persons
Shared power to vote or to direct the vote:
Management Holdings GP 359,150,366
TopCo ML LP 335,608,089
Prime TopCo ML 335,608,089
TopCo ML II LP 23,542,277
Prime TopCo ML II 23,542,277
TopCo Parent GP 359,150,366
AP VIII Prime Security LP 359,150,366
Prime GP 359,150,366
AP VIII Prime Security Management 359,150,366
Apollo Management 359,150,366
Management GP 359,150,366
Management Holdings 359,150,366
Sole power to dispose or to direct the disposition: 0 for all Reporting Persons
Shared power to dispose or to direct the disposition:
Management Holdings GP 359,150,366
TopCo ML LP 335,608,089
Prime TopCo ML 335,608,089
TopCo ML II LP 23,542,277
Prime TopCo ML II 23,542,277
TopCo Parent GP 359,150,366
AP VIII Prime Security LP 359,150,366
Prime GP 359,150,366
AP VIII Prime Security Management 359,150,366
Apollo Management 359,150,366
Management GP 359,150,366
Management Holdings 359,150,366

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Apollo Management Holdings GP, LLC: /s/ James Elworth, James Elworth, Vice President (02/14/2025)
- Prime Security Services TopCo (ML), L.P.: Prime Security Services TopCo (ML), LLC, General Partner (02/14/2025)
- Prime Security Services TopCo (ML), L.P.: Prime Security Services TopCo Parent GP, LLC, Sole Member (02/14/2025)
- Prime Security Services TopCo (ML), L.P.: /s/ James Elworth, James Elworth, Vice President (02/14/2025)
- Prime Security Services TopCo (ML II), L.P.: Prime Security Services TopCo (ML II), LLC, General Partner (02/14/2025)
- Prime Security Services TopCo (ML II), L.P.: Prime Security Services GP, LLC, Member (02/14/2025)
- Prime Security Services TopCo (ML II), L.P.: Apollo Advisors VIII, L.P., Sole Member (02/14/2025)
- Prime Security Services TopCo (ML II), L.P.: Apollo Capital Management VIII, LLC, General Partner (02/14/2025)
- Prime Security Services TopCo (ML II), L.P.: /s/ James Elworth, James Elworth, Vice President (02/14/2025)
- Prime Security Services TopCo (ML), LLC: Prime Security Services TopCo Parent GP, LLC, Sole Member (02/14/2025)
- Prime Security Services TopCo (ML), LLC: /s/ James Elworth, James Elworth, Vice President (02/14/2025)
- Prime Security Services TopCo (ML II), LLC: Prime Security Services GP, LLC, Member (02/14/2025)
- Prime Security Services TopCo (ML II), LLC: Apollo Advisors VIII, L.P., Sole Member (02/14/2025)
- Prime Security Services TopCo (ML II), LLC: Apollo Capital Management VIII, LLC, General Partner (02/14/2025)
- Prime Security Services TopCo (ML II), LLC: /s/ James Elworth, James Elworth, Vice President (02/14/2025)
- Prime Security Services TopCo Parent GP, LLC: /s/ James Elworth, James Elworth, Vice President (02/14/2025)
- AP VIII Prime Security Services Holdings, L.P.: Prime Security Services GP, LLC, General Partner (02/14/2025)
- AP VIII Prime Security Services Holdings, L.P.: Apollo Advisors VIII, L.P., Sole Member (02/14/2025)
- AP VIII Prime Security Services Holdings, L.P.: Apollo Capital Management VIII, LLC, General Partner (02/14/2025)
- AP VIII Prime Security Services Holdings, L.P.: /s/ James Elworth, James Elworth, Vice President (02/14/2025)
- Prime Security Services GP, LLC: Apollo Advisors VIII, L.P., Sole Member (02/14/2025)
- Prime Security Services GP, LLC: Apollo Capital Management VIII, LLC, General Partner (02/14/2025)
- Prime Security Services GP, LLC: /s/ James Elworth, James Elworth, Vice President (02/14/2025)
- AP VIII Prime Security Services Management, LLC: Apollo Management, L.P., Sole Member (02/14/2025)
- AP VIII Prime Security Services Management, LLC: Apollo Management GP, LLC, General Partner (02/14/2025)
- AP VIII Prime Security Services Management, LLC: /s/ James Elworth, James Elworth, Vice President (02/14/2025)
- Apollo Management, L.P.: Apollo Management GP, LLC, General Partner (02/14/2025)
- Apollo Management, L.P.: /s/ James Elworth, James Elworth, Vice President (02/14/2025)
- Apollo Management GP, LLC: /s/ James Elworth, James Elworth, Vice President (02/14/2025)
- Apollo Management Holdings, L.P.: Apollo Management Holdings GP, LLC, General Partner (02/14/2025)
- Apollo Management Holdings, L.P.: /s/ James Elworth, James Elworth, Vice President (02/14/2025)